Exhibit 99.6
James Hardie Industries plc (Company)

Directors’ Report
for the half year ended 30 September 2019

Directors

As of the date of this report the members of the Board are: MN Hammes (Chairman), BP Anderson, R Chenu, A Gisle Joosen, D Harrison, P Lisboa, A Lloyd (Interim CFO), M Nozari, R Rodriguez and J Truong (CEO).

There have been three changes to the composition of the Board between 1 April 2019 and the date of this report. M Nozari was appointed as a director on 6 November 2019 and A Littley and RMJ van der Meer retired as directors on 9 August 2019.

Review of Operations

Please see Management’s Analysis of Results relating to the period ended 30 September 2019.

Auditor’s Independence

The Directors obtained an annual independence declaration from the Company’s auditors, Ernst & Young LLP.

This report is made in accordance with a resolution of the Board.

/s/ Michael N. Hammes	/s/ Jack Truong
MN Hammes	J Truong
Chairman	Chief Executive Officer

Sydney, Australia, 7 November 2019

James Hardie Industries plc

Board of Directors’ Declaration
for the half year ended 30 September 2019

The Board declares that with regard to the attached financial statements and notes:

a)	the financial statements and notes comply with the accounting standards in accordance with which they were prepared;

b)	the information contained in the financial statements and notes fairly presents, in all material respects, the financial condition and results of operations of the Company; and

c)	in the Directors’ opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board.

/s/ Michael N. Hammes	/s/ Jack Truong
MN Hammes	J Truong
Chairman	Chief Executive Officer

Sydney, Australia, 7 November 2019